FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For 20 September 2019

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K, except for any information contained on any websites linked in this report, shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

20 September 2019

RBS appoints Alison Rose as Chief Executive Officer and Executive Director

The Royal Bank of Scotland Group plc (RBS) today announces the appointment of Alison Rose as Executive Director and Chief Executive Officer (CEO).

Alison, currently Deputy CEO NatWest Holdings and CEO Commercial and Private Banking, will take up the position on 1 November 2019 after an orderly handover has taken place. Ross McEwan will formally step down as CEO on 31 October 2019. Alison will also be appointed as Executive Director and CEO on the Boards of NatWest Holdings Limited, The Royal Bank of Scotland plc, National Westminster Bank Plc and Ulster Bank Limited.

RBS Chairman Howard Davies said:

“I am delighted that we have appointed Alison as our new CEO. She brings extensive experience and a track record of success from her previous roles at the bank. Following a rigorous internal and external process, I am confident that we have appointed the best person for the job.

I’d like to take this opportunity to thank Ross, on behalf of the Board, for his leadership and commitment during his time as CEO and wish him the very best for the future. Ross leaves a strong platform for his successor; a bank that has refocussed on its core markets in the UK and Ireland and resolved all its major legacy issues, while returning to profitability and paying dividends.”

Alison Rose said:

“It is a huge honour to have been appointed as the new CEO of RBS and I am looking forward to getting started. As one of the oldest and most important financial institutions in the UK, we have a key role to play in supporting the economy and championing the potential that exists across the country.

Under Ross’ leadership, RBS has undergone a significant transformation and, as part of his leadership team, I am extremely proud of all we have accomplished, and I would like to thank him for the support he has given me over the last six years. Maintaining the safety and soundness of this bank will continue to underpin everything we do, as will our commitment to our customers and to delivering steady returns for our shareholders.

This is an exciting time as we enter a new chapter for this bank. Our industry is facing a series of challenges; from the ongoing economic and political uncertainty to shifts in the behaviour and expectations of our customers, driven by rapid advances in technology.

It will be my priority to make sure we are ready to meet these challenges and build the best bank for families, businesses and communities. We will be driven with real purpose in our work to help achieve the goals and potential of our customers and be there for them at key moments in their lives.”

Alison is also a Non-Executive Director of Great Portland Estates plc and sits on the board of the Coutts Charitable Foundation. There are no other matters to disclose under Listing Rule 9.6.13.

Notes to editors

Remuneration arrangements for Alison Rose

Alison Rose’s remuneration arrangements have been set in accordance with the Directors' Remuneration Policy approved by shareholders. The remuneration package includes a base salary of £1,100,000 per annum, a fixed share allowance set at 100% of salary and standard benefit funding of £26,250 per annum. Remuneration for Alison has been set at a level that reflects the fact that the current CEO’s salary has been unchanged since his appointment in 2013.

Pension funding has been set at 10% of salary. This is in line with the pension rate applicable to the wider RBS workforce and recognises emerging best practice under the UK Corporate Governance Code and investor guidelines.

Variable pay will be delivered entirely in shares as long-term incentive awards, with a maximum award of 175% of salary. Alison will be required to build up and maintain a minimum shareholding equal to 400% of salary.

Alison’s remuneration package continues to represent a restrained pay position in terms of comparable roles. Any further increases will be reviewed annually subject to satisfactory performance and development in role.

Remuneration arrangements for Ross McEwan

Ross McEwan will continue to receive his fixed remuneration (based on an annual salary of £1,000,000, fixed share allowance of £1,000,000, pension funding of £350,000 and standard benefit funding of £26,250) until his final date of employment on 30 November 2019. No payment will be made in lieu of notice.

The Board determined that Ross meets the test for good leaver retirement and that his forthcoming appointment with National Australia Bank (NAB) will not affect that decision as NAB does not compete directly and materially with RBS given its very limited presence in the UK. Should Ross decide to take on a different role in future, then the criteria would be re-tested.

To meet the criteria for good leaver retirement, the executive director must: be leaving after age 55 or have served more than five years in role; have demonstrated satisfactory performance; not be leaving to work in a capacity considered to be competing directly and materially with RBS; and be leaving at a time and in a manner agreed with the Board.

In line with good leaver status, outstanding LTI awards granted in 2018 and 2019 will continue to vest on their scheduled vesting dates and pro-rating will not apply. The 2017 LTI award was granted under the previous remuneration structure and pro-rating will apply based on Ross’ final date of employment. All awards will remain subject to a performance assessment prior to vesting and the potential application of malus and clawback provisions. Any vesting of awards will be disclosed in the Directors’ Remuneration Report for the relevant year.

Under the Directors’ Remuneration Policy, Ross remains eligible for a further LTI award in respect of performance during 2019, subject to an assessment of his contribution up to his date of departure. Any such award would be disclosed in the 2019 Directors’ Remuneration Report.

The above information is provided in compliance with section 430(2B) of the Companies Act 2006.

Alison Rose Biography

Alison Rose is currently Deputy CEO of NatWest Holdings and Chief Executive Officer of the Royal Bank of Scotland’s Commercial & Private Banking business. As a member of the RBS Executive Management team, she leads over 12,000 people and is accountable for market-leading brands such as Coutts and Lombard.

Alison has worked at RBS for 27 years and, prior to her current role, was Head of Europe, Middle East and Africa, Markets & International Banking.

Alison is also a Non-Executive Director of Great Portland Estates plc, having been appointed on 4 April 2018 and sits on the board of the Coutts Charitable Foundation.

Alison is a passionate supporter of diversity and is the executive sponsor for the bank’s employee-led networks. She was invited by the UK Government to lead a review of the barriers to women starting a business, launched in March 2019, and champions NatWest’s Entrepreneur Accelerator programme, an innovative initiative supporting start-up businesses across the UK.

For further information, please contact:

Investor Relations

Alexander Holcroft

Head of Investor Relations

+44 (0) 207 672 1758

RBS Media Relations

+44 (0) 131 523 4205

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

Date:	20 September 2019	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary